UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of the Registrant:	The Timken Company

Name of the Person(s) relying on the Exemption:	1. Relational Investors LLC
2. Relational Investors Mid-Cap Fund I, L.P.
3. Relational Investors Mid-Cap Fund II, L.P.
4. Relational Fund Partners, L.P.
5. Relational Coast Partners, L.P.
6. Relational Investors IX, L.P.
7. Relational Investors XV, L.P.
8. Relational Investors XX, L.P.
9. Relational Investors XXIII, L.P.
10. Ralph V. Whitworth
11. David H Batchelder
12. California State Teachers’ Retirement System

Address of the Person(s) Relying on the Exemption:	12400 High Bluff Drive
Suite 600
San Diego, CA 92130

100 Waterfront Place
MS 04
West Sacramento, CA 95605

Written Materials:	Presentation by Relational and CalSTRS regarding separation of the Company’s Bearings and Steel business dated February 27, 2013.

Exhibit B

The Timken Company (TKR) Why a Separation of Timken’s Bearings and Steel Businesses Can Unlock Significant Shareholder Value February 27, 2013

The following materials present analysis by Relational Investors LLC (“Relational”) of a potential separation of the Timken Company’s Bearings and Steel businesses. This presentation is being provided by Relational and the California State Teachers' Retirement System (“CalSTRS”) (collectively, “the Parties”) to shareholders, industry participants and other interested parties for informational and discussion purposes. This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in Relational, or any of its affiliated funds; nor does it constitute nor should it be considered as investment advice or a solicitation for investment advisory services offered by Relational. This presentation is not intended to serve as the basis for any investment decision. Except as otherwise indicated herein, the information provided is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date hereof. Certain economic and market information contained herein has been obtained from published sources prepared by other parties. While such sources are believed to be reliable, the Parties and their respective affiliates assume no responsibility for and have not verified such information and do not represent that such information is accurate or complete. Statements contained in this presentation that are not historical facts are based on current expectations, estimates, projections, opinions, and/or beliefs of the Parties. Due to various risks and uncertainties, actual events or results may differ materially from those reflected in such opinions. This presentation should be read with reference to any and all footnotes and the Appendix. 1 Disclaimer

Relational Investors: Overview Relational Investors LLC (“Relational”), founded in 1996, is a privately held, $5 billion asset management firm and registered investment adviser. Relational manages a concentrated portfolio on behalf of some of the largest public pensions funds in the world. Relational invests in publicly traded companies that it believes are undervalued in the marketplace. The firm seeks to engage the management, board of directors, and shareholders of its portfolio companies in a constructive dialogue designed to build a consensus for positive change to improve shareholder value. Major projects involve a 2-5 year investment horizon. Relational’s investment team has advised boards and executives and/or served as principals of 120 investments involving strategic planning, capital allocation, business solution optimization and/or corporate governance challenges. Its members have served on boards of 24 public companies and as Chairman of four public companies, including five Fortune 100 and 11 Fortune 500 companies. Additionally, its members have chaired and served on all major types of board committees, including multiple special committees involving change of control, executive searches, and internal investigations. 2

 The California State Teachers’ Retirement System (CalSTRS), with a portfolio valued at $161.4 billion as of January 31, 2013, is the largest educator-only pension fund in the world. CalSTRS administers a hybrid retirement system, consisting of traditional defined benefit, cash balance and voluntary defined contribution plans, as well as disability and survivor benefits. CalSTRS serves California's 862,000 public school educators and their families from the state’s 1,600 school districts, county offices of education and community college districts. 3 CalSTRS: Overview

4 Why Relational Invested in Timken Timken’s share price does not reflect the indicated trading values of the Company’s Bearings and Steel businesses Clear path to remove share price discount by separating the Steel business to allow the market to independently value Timken’s Bearings and Steel businesses Successful transformation of Bearings business, which now generates high returns and significant cash flows Steel business is specialized and has superior financial characteristics with upside opportunities

Why CalSTRS Became Active in TKR CalSTRS has been a shareholder of Timken for over 15 years Large passively managed portfolio ensures CalSTRS will continue to hold stakes in separated companies indefinitely The long-term nature of CalSTRS’ liabilities, and its responsibilities as a fiduciary to its members, makes the fund keenly interested in governance issues and ensuring that the businesses are optimally presented to the marketplace 5

Separation is a Sound Business Strategy Valuation discount versus peers is significant, reflecting the market’s clear preference for pure-play bearings or steel alternatives Performing through a cycle, as the company suggests, will not correct this discount Soft synergies, including joint research and selling, can be retained and are negligible when compared to the market discount Social impacts of separation are insignificant Timken name survives on both companies Timken family ownership/Board representation continues at both companies Separation supports continued compensation of Chairman at Specialty Steel company Both company headquarters can remain in Canton Pension will be fully funded by the end of 2013 We do not intend or advocate any change in employment levels at Timken’s steel or bearings operations 6 1 As stated by CFO Glenn Eisenberg, 1/24/13 1

Post-Spin Credit Metrics are Favorable vs. Peers, Creating a Liquidity Cushion

CALSTRS

	Mkt. Cap	Debt	Credit Rating	Under Funded Pension	Cash	Including Pension: Net Debt/ EBITDA	Net Debt/ Mkt. Cap.	Net Debt/ Equity	Net Debt/ Total Cap.	Interest Coverage
Current TKR	$5,096	$479	BBB-	$770	$618	0.7x	12%	28%	22%	21.8x
Bearing Peers										
SKF	$11,030	$2,410	A-	$1,480	$1,268	1.6x	24%	76%	43%	14.4x
TKR Bearings*	**$4,917**	**$479**		**$ --**	**$98**	**0.6x**	**8%**	**20%**	**17%**	**14.5x**
Implied Debt Capacity		**$692**				**1.6x**				
Steel Peers										
CRS	$2,467	$406	BBB	$644	$63	2.1x	40%	83%	45%	15.2x
ATI	$3,219	$1,480	BBB-	$1,077	$305	3.4x	70%	91%	48%	5.4x
STLD	$3,238	$2,202	BB+	$ --	$407	2.3x	55%	75%	43%	3.3x
NUE	$13,928	$3,660	A	$ --	$1,157	1.1x	18%	33%	25%	8.5x
Average						**2.2x**	**46%**	**70%**	**40%**	**8.1x**
TKR Steel*	**$1,291**	**$ --**		**$372**[1]	**$189**	**0.7x**	**14%**	**49%**	**33%**	**N/A**
Implied Debt Capacity		**$348**				**2.2x**				
Total Debt Capacity		**$1,040**								

After fully funding all major CapEx projects, pension liabilities and deal fees, Timken's separated businesses have additional debt capacity of over $1B to reach average peer capital structures, providing an ample liquidity cushion for each business

* 2013 year-end pro-forma estimates. Source: Bloomberg, Company filings, and RI estimates. All Amounts in $Millions. Peers include SKF AB, Carpenter, Allegheny, Steel Dynamics, and Nucor
[1] Since the Company has stated that the pension will be fully funded in 2013, the only remaining liability is OPEB

7

Profitability of Bearings Business is Now Best in Class 8 Source: Bloomberg and Company filings. Note: TKR Bearings margins include allocated corporate expense. Peer group includes : SKF AB (SS:SKFB), NSK Ltd (JT:6471), and NTN Corp (JT:6472). -- 2% 4% 6% 8% 10% 12% 14% 16% 2006A 2007A 2008A 2009A 2010A 2011A 2012A EBIT Margin TKR Bearings SKF NSK NTN

Steel Business Adds Volatility to Timken’s Margins 9 Source: Bloomberg and Company filings. Note: TKR segment margins do not include allocated corporate expense. - 30% - 20% - 10% 0% 10% 20% 30% EBIT Margin Bearings Steel

In November 2012 13D, Relational Showed Potential For 54% Relative Outperformance

CALSTRS

Note: Slide is reproduced from Relational's 13D filing dated 11/28/2012. Data has not been updated

	2006A	2007A	2008A	2009A	2010A	2011A	2012E	2013E
Bearings Revenue	$3,648	$3,119	$3,350	$2,471	$2,802	$3,338	$3,452	$3,577
Bearings EBITDA w/ Allocated Corporate	$279	$313	$421	$337	$480	$631	$661	$716
Incremental Corporate post Spin								($16)
Post-Spin EBITDA	**$279**	**$313**	**$421**	**$337**	**$480**	**$631**	**$661**	**$700**
Steel Revenue	$1,472	$1,562	$1,852	$715	$1,360	$1,957	$1,908	$1,960
Steel EBITDA w/ Allocated Corporate	$248	$255	$288	($23)	$171	$289	$298	$312
Incremental Corporate post Spin								($8)
Post-Spin EBITDA	**$248**	**$255**	**$288**	**($23)**	**$171**	**$289**	**$298**	**$304**

EV/EBITDA Valuation

	2013 EBITDA	Pension Addback	2013 EBITDA Ex. Pension	Multiple[1]	Enterprise Value	Equity Val. Per Share
Bearings	$700	$47	$748	7.1x	$5,308	$47.24
Steel	$304	$18	$321	6.2x	$1,993	$17.74
Total	$1,004	$65	$1,069		$7,300	$64.98

Enterprise Value	$7,300
Net Debt	($16)
Pension Liability	$735
Transaction Fees	$200
Equity Value	$6,381
Share Count	98.2
Value per Share	**$64.98**
Current Price	$42.24
Upside	**54%**

The valuation discount is significant when compared to soft synergies of joint research and sales

[1] Peer multiples are pension adjusted. Steel multiple is based on Steel Dynamics, Nucor, Carpenter, and Allegheny. Bearings multiple is based on SKF

See Appendix for Assumptions. Source: Bloomberg, Company Filings, and RI Assumptions. 2012 and 2013 TKR segment revenue and EBITDA are based on available analyst estimates and RI projections and aggregate to total Company consensus estimates. $735m pension liability based on company statements at Jefferies Conference on 8/8/12. Assumes Spin Date of 1/1/13. Pension Addback = (Expected Pension Expense – Service Cost)

10

 11 CalSTRS proposal and Relational ownership stake are publicly disclosed on Schedule 13D 13D amended to reflect increased Relational ownership Relational and CalSTRS send joint letter to Board members Significant Upside from Potential Separation Already Imbedded in the Stock We attribute Timken’s significant outperformance since the public announcement of our proposal to shareholder anticipation of a separation of the businesses 32% Relative Outperformance vs. Peers (20%) (10%) -- 10% 20% 30% 40% 2/26/2013 2/19/2013 2/11/2013 2/04/2013 1/28/2013 1/18/2013 1/11/2013 1/04/2013 12/27/2012 12/19/2012 12/12/2012 12/05/2012 11/28/2012 11/20/2012 Indexed Performance Relative to S&P Midcap 400 Steel Peers TKR SKF

Additional 29% Upside Remains from Separation

CALSTRS

	2006A	2007A	2008A	2009A	2010A	2011A	2012E	2013E
Bearings Revenue	$3,648	$3,119	$3,350	$2,471	$2,802	$3,338	$3,367	$3,276
Bearings EBITDA w/ Allocated Corporate	$279	$313	$421	$337	$480	$631	$637	$664
Incremental Corporate post Spin								($17)
Post-Spin EBITDA	**$279**	**$313**	**$421**	**$337**	**$480**	**$631**	**$637**	**$647**
Steel Revenue	$1,472	$1,562	$1,852	$715	$1,360	$1,957	$1,754	$1,578
Steel EBITDA w/ Allocated Corporate	$248	$255	$288	($23)	$171	$289	$268	$197
Incremental Corporate post Spin								($8)
Post-Spin EBITDA	**$248**	**$255**	**$288**	**($23)**	**$171**	**$289**	**$268**	**$189**

EV/EBITDA Valuation

	2013 EBITDA	Pension Addback	2013 EBITDA Ex. Pension	Peer Multiple[1]	Enterprise Value	Equity Val. Per Share
Bearings	$647	$52	$700	8.5x	$5,946	$54.78
Steel	$189	$13	$202	7.3x	$1,474	$13.58
Total	$837	$65	$902	8.2x	$7,420	$68.36

Enterprise Value	$7,420
Net Debt	($107)
Pension Liability	$398
Other Post-retirement	$372
Transaction Fees	$200
Equity Value	$6,558
Share Count	95.9
Value per Share	$68.36
Current Price	$53.12
Upside	29%

The valuation discount is significant when compared to soft synergies of joint research and sales.

[1] Peer multiples are pension adjusted. Steel multiple is based on Steel Dynamics, Nucor, Carpenter, and Allegheny. Bearings multiple is based on SKF

See Appendix for Assumptions; Source: Bloomberg, Company filings, and RI Assumptions. 2013 TKR segment revenue and EBITDA are based on available analyst estimates and RI projections and aggregate to total Company consensus estimates. Incremental Corporate post Spin is pro-forma for full year expense. Pension Addback = (Expected Pension Expense – Service Cost). All numbers, except per share, are in $Millions

12

Why Timken’s Arguments Lack Credibility and Five Reasons Why a Separation Will Create Value 13

Timken: Wrong on Significant Synergies Between both Businesses Relational and CalSTRS’ Response No competitive advantage Other Bearings competitors use Timken Steel in products (see slide 20) Timken Bearings business purchases a substantial majority of its steel from other steel suppliers Synergies can be preserved in an independent structure through R&D programs and supply agreements Significant revenue synergies are not apparent as growth rates are comparable to peers There is ample supply of high quality specialty steel from other suppliers in similar geographies Management has not quantified synergies Share price discount significantly greater than any potential dis-synergies 14

 Relational and CalSTRS’ Response Our selection of peers is appropriate, fair, and balanced SKF is the only other global maker of highly-engineered bearings and has a similar growth and margin profile, making it an ideal peer It is unfortunate that Timken finds it necessary to use a lower quality peer group to attempt to justify the Company’s trading multiple Steel peer group consists of companies with high-quality assets making highly engineered, non-commoditized products Timken includes low-quality, commoditized steel makers that the Company has publicly stated should not be included in its peer group Even if bearing peer group is expanded to include other U.S. industrial peers there is still a 22% discount in Timken’s current share price 15 Timken: Wrong on Relational and CalSTRS’ Use of Inappropriate Peers 1 1 See slide 27 for additional information

Relational and CalSTRS’ Response Timken’s calculation of cash flow is non-standard and misleading The Company’s willingness to distort the facts is disappointing Cash flow should be normalized for temporarily elevated CapEx (which ends in mid-2014), discretionary pension funding (ending in 2013), and inventory build-up (will reverse out in 2014) Once those adjustments are made, Timken trades at a substantial discount to peers 16 Timken: Wrong on Timken Trading at Premium Based on Cash Flow

Relational and CalSTRS’ Response Diversification is causing the discount as investors cannot properly risk the earnings volatility of the combined structure Pro-forma businesses as independent entities are over capitalized with strong balance sheets Investors are concerned that this structure inherently carries the risk of poor capital allocation decisions as one business subsidizes the other Investors can diversify on their own, including choosing optimal exposure to bearings and to steel businesses 17 Timken: Wrong on Diversification Enabling Company to Better Allocate Capital

 Relational and CalSTRS’ Response Publicly traded spin-offs have outperformed the S&P 500 by 223% since 2003 Valuation increase is permanent and stock price compounds from a higher level Improved management focus and drive to maximize the value of each business independently will lead to improved operating results 18 Timken: Wrong on Valuation Increase from Separation is Temporary 1 See slide 34 for support. 1

19 Timken is Wrong on Synergies Between the Bearings and Steel Businesses

Timken’s Integrated Steel Production Does Not Advantage Bearings Business “Today, other bearing makers can use the same high quality Timken steel in their bearings. For decades, we’ve offered bearing manufacturers a variety of steel grades designed specifically for the unique, and very demanding, requirements of bearing applications.” 20 Timken Website (http://www.timken.com/enus/products/Steel/applications/Pages/BearingComponents.aspx)

Nucor 1,931 Steel Dynamics 750 Republic 2,383 Gerdau 1,468 Timken 1,706 Charter 344 There is an Ample Supply of Specialty Steel in Similar Geographies 21 Planned Capacity (mmtpa) Planned Capacity (mmtpa) Major SBQ Producers Special Bar Quality (“SBQ”) capacity is forecast to grow by 27% through 2015 Source: Company websites and filings. Capacity numbers from BAML report on 1/11/13 and Morgan Stanley report on 2/27/13. 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 2013 2014 2015 Millions of Tons SBQ Steel Capacity

Timken's Reliance on Internal Steel Production has Diminished Over Time

CALSTRS



Percent of Timken's Steel Output used by the Bearings Business
40%
35%
30%
25%
20%
15%
10%
5%
0%
1975A
1976A
1977A
1978A
1979A
1980A
1981A
1982A
1983A
1984A
1985A
1986A
1987A
1988A
1989A
1990A
1991A
1992A
1993A
1994A
1995A
1996A
1997A
1998A
1999A
2000A
2001A
2002A
2003A
2004A
2005A
2006A
2007A
2008A
2009A
2010A
2011A
2012A

Source: Company filings. Data for 1976 is unavailable – that year is estimated as an average of the neighboring years.

22

Revenue Synergies from Conglomerate Structure are Not Apparent Timken’s multiple has significantly declined relative to SKF, in spite of substantially improving operating results 23 Timken’s Bearings Sales growth over the last five years is virtually identical to SKF’s, implying that the revenue synergies from integration are negligible Source: Company filings and Bloomberg. (30%) (20%) (10%) 0% 10% 20% 2007 2008 2009 2010 2011 2012 Organic Revenue Growth TKR SKF 0.6x 0.7x 0.8x 0.9x 1.0x Aug - 06 Jan - 07 Jun - 07 Nov - 07 Apr - 08 Sep - 08 Feb - 09 Jul - 09 Dec - 09 May - 10 Oct - 10 Mar - 11 Aug - 11 Jan - 12 Jun - 12 Nov - 12 Relative EV/EBITDA Rolling 12 Month Relative Multiple TKR vs. SKF

Timken’s Share Price Volatility is Higher than Either Bearings or Steel Peers 24 Note: Bearings beta comprises SKF. Steel beta comprises STLD, NUE, CRS, and ATI. Source: Bloomberg. 2 Year Rolling Average Beta Steel 2.0 Bearings 1.0 TKR 2.1 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 Feb - 03 Jun - 03 Oct - 03 Feb - 04 Jun - 04 Oct - 04 Feb - 05 Jun - 05 Oct - 05 Feb - 06 Jun - 06 Oct - 06 Feb - 07 Jun - 07 Oct - 07 Feb - 08 Jun - 08 Oct - 08 Feb - 09 Jun - 09 Oct - 09 Feb - 10 Jun - 10 Oct - 10 Feb - 11 Jun - 11 Oct - 11 Feb - 12 Jun - 12 Oct - 12 Beta Steel Bearings TKR

Incremental Compensation Cost of $25M is a Reasonable Assumption 25 Current TKR Pro-forma Spin $9M compensation of “Executive Chairman” can be used to compensate new CEO and CFO for Steel company Richard Kyle is already the Steel Group President 12 Corporate employees and their staffs may need to be duplicated Board of Directors will also be duplicated Red = potential need to duplicate position

26 The Peer Group Timken Uses is Inappropriate and Misleading

The Peer Group Timken Uses is Inappropriate

CALSTRS

Name	RI Peer Group	TKR Peer Group	Reason
Bearings			
SKF	Yes	Yes	$11B market capitalization pure-play global highly engineered bearings company. **Virtually identical growth profiles. Very similar margins and return levels. Very similar products.**
Altra	No	Yes	$700M market capitalization. Primary business is power transmission, minimal bearings exposure. Trades at a substantial premium to TKR (in-line with SKF). **Inclusion in peer group does not alleviate TKR's discount.**
Kennametal	No	Yes	Industrial tooling company. Trades at a substantial premium to TKR (in-line with SKF). **Inclusion in peer group does not alleviate TKR's discount.**
NSK	No	Yes	48% of revenues from Japan, 61% from automotive, commoditized products, 2012 EBIT margin of 5%
NTN	No	Yes	36% of revenues from Japan, 63% from automotive, commoditized products, 2012 EBIT margin of 2%
JTEKT	No	Yes	50% of revenues from Japan, 86% from automotive, commoditized products, 2012 EBIT margin of 1%
Steel			
Carpenter	Yes	Yes	High-quality, highly-engineered metals pure-play.
Steel Dynamics	Yes	Yes	High-quality electric arc furnace("EAF") producer. Controls nearly 10% of North American Special Bar Quality ("SBQ") capacity.
Nucor	Yes	Yes	High-quality EAF producer. Controls nearly 20% of North American SBQ capacity.
Allegheny	Yes	Yes	Diversified producer of highly value-added metals and alloys.
U.S. Steel	No	Yes	**Producer of commodity steel using blast furnaces.** TKR has publicly stated that its steel business should not be compared to U.S. Steel (see next slide).
AK Steel	No	Yes	Commoditized products. **Predominately blast furnace production.**

NSK, NTN, JTEKT, U.S. Steel, and AK Steel are unsuitable peers for TKR. Although Altra and Kennametal are adequate peers, they are substantially less similar to TKR's Bearings business than SKF, but their inclusion in a broader peer group does not alleviate TKR's trading discount. See slide 29 for detail.

27

The Peer Group is Timken Uses is Inappropriate and Misleading “And finally, I want to finish with our Steel business. After speaking with many of you, this is clearly the most misunderstood business within The Timken Company from the general population. To start with, it's first of all very important to understand this business is not Nucor; it's not U. S. Steel. We don't even compete with those kinds of people. This is an engineered materials business that is focused on providing complex technical solutions to mechanical power transmission markets.” -Chris Coughlin, Group President, 12/6/11 28 Timken includes commoditized steel makers in its peer group even after years of arguing to the market that Timken’s Steel business has nothing in common with those producers:

Broader Peer Group for EV/EBITDA Spin Valuation Does Not Impact Our Conclusion

CALSTRS

	2006A	2007A	2008A	2009A	2010A	2011A	2012E	2013E
Bearings Revenue	$3,648	$3,119	$3,350	$2,471	$2,802	$3,338	$3,367	$3,276
Bearings EBITDA w/ Allocated Corporate	$279	$313	$421	$337	$480	$631	$637	$664
Incremental Corporate post Spin								($17)
Post-Spin EBITDA	**$279**	**$313**	**$421**	**$337**	**$480**	**$631**	**$637**	**$647**
Steel Revenue	$1,472	$1,562	$1,852	$715	$1,360	$1,957	$1,754	$1,578
Steel EBITDA w/ Allocated Corporate	$248	$255	$288	($23)	$171	$289	$268	$197
Incremental Corporate post Spin								($8)
Post-Spin EBITDA	**$248**	**$255**	**$288**	**($23)**	**$171**	**$289**	**$268**	**$189**

EV/EBITDA Valuation

	2013 EBITDA	Pension Addback	2013 EBITDA Ex. Pension	Peer Multiple[1]	Enterprise Value	Equity Val. Per Share
Bearings	$647	$51	$699	8.0x	$5,591	$51.17
Steel	$189	$14	$203	7.3x	$1,479	$13.54
Total	$837	$65	$902	7.8x	$7,070	$64.71

Enterprise Value	$7,070
Net Debt	($107)
Pension Liability	$398
Other Post-retirement	$372
Transaction Fees	$200
Equity Value	$6,208
Share Count	95.9
Value per Share	$64.71
Current Price	$53.12
Upside	22%

[1] Peer multiples are pension adjusted. Bearings multiple is based on SKF, Altra, and Kennametal. Steel peers remain Steel Dynamics, Nucor, Carpenter, and Allegheny.

The valuation discount is significant when compared to soft synergies of joint research and sales.

Source: Bloomberg, Company filings, and RI assumptions. 2013 TKR segment revenue and EBITDA are based on available analyst estimates and RI projections and aggregate to total Company consensus estimates. Incremental Corporate post Spin is pro-forma for full year expense. Pension Addback = (Expected Pension Expense – Service Cost). All numbers except per share are in $Millions.

29

30 Timken Trades at a Substantial Discount to Peers on Properly Adjusted Cash Flow Multiples

Timken's Cash Flow Multiple Calculation is Misleading

CALSTRS

	2013 Timken Method	Adjustments	2013 Relational Method
Recurring Cash From Operations	$660		$660
Temporary Voluntary Excess Pension Contribution	($180)	$180	$--
Temporary Excess Working Capital Build	($150)	$150	$--
CFO	$330	$330	$660
TKR 2013 CapEx Guidance	($360)	$--	($360)
Adjustment to Long-term CapEx guidance of 4% of Sales	$--	$169	$169
Total CapEx	($360)	$169	($191)
FCF	($30)		$469
Market Capitalization	$5,039		$5,039
Cash	$586		$586
Debt	$479		$479
Pension	$763		$763
Enterprise Value	$5,695		$5,695
EV/CFO	17.3x		8.6x
EV/FCF	(189.8x)		12.1x

- Timken's calculation distorts its trading discount by relying on a cash flow multiple that fails to adjust for short-term, temporary impacts, including:
  - $180M voluntary pension contribution that will not be repeated in the future, since management has indicated that this excess contribution will fully fund the pension going forward.
  - Elevated CapEx of $360M, mostly related to the Steel segment's continuous caster project that should be adjusted to a normalized run rate. Timken has guided to a return to normalized CapEx levels of 4% of sales beginning in 2H14.
  - $150M of inventory and other working capital build-up associated with next year's steel plant shutdown. This impact will reverse out when the shutdown ends.

Note: Timken Method FCF based on 2013 Company guidance. All numbers are in $Millions. Source: Bloomberg, Company filings, and RI estimates

31

Properly Adjusted Cash Flow Multiples Indicate a Substantial Discount to Peers 2013 TKR Method 2013 RI Method 2014 RI Method SKF 13.3x 16.0x 15.4x Steel Average 10.3x 15.4x 12.4x Implied TKR Sum of the Parts Multiple 12.4x 15.8x 14.5x Actual TKR Multiple 17.3x 12.1x 11.9x Potential Upside (28.3%) 30.4% 22.3% 32 Timken method = Enterprise Value/Unadjusted CFO Relational method = Enterprise Value/Adjusted FCF See previous slide for methodology Once proper adjustments are made, Timken trades at a significant discount to its sum-of-the-parts value on cash flow multiples Management’s assertions that the Company trades at a premium are based on misleading information Source: Bloomberg and Company filings. All numbers other than TKR based on consensus estimates. TKR numbers based on consensus estimates, Company guidance, and RI assumptions. All CapEx numbers are normalized by RI.

33 The Benefits from a Separation Persist Over Time

Spin-offs Create Permanent Increases in Shareholder Value Over Time 1 Spin-off Index data from Bloomberg. Bloomberg ticker BNSPIN. Spun off entities remain members of the Index for three years after first trading date. 34 Publicly traded spin-offs have outperformed the S&P 500 by 223% since 2003. (50%) -- 50% 100% 150% 200% 250% Dec - 02 Jun - 03 Dec - 03 Jun - 04 Dec - 04 Jun - 05 Dec - 05 Jun - 06 Dec - 06 Jun - 07 Dec - 07 Jun - 08 Dec - 08 Jun - 09 Dec - 09 Jun - 10 Dec - 10 Jun - 11 Dec - 11 Jun - 12 Dec - 12 Indexed Performance Relative To S&P 500 Relative Performance of Spun Entities 1

Our Analysis is Supported by the Analyst Community “Should it occur, we would view the separation of TKR’s steel and bearings businesses as a positive. Such a separation would give investors a choice between an extremely cyclical, well-managed business (steel) with essentially no aftermarket and a business composed of the balance of the company’s other segments (mobile, process, aerospace) with, we estimate, a total aftermarket component of as much as 35% of revenue.” – Gary Farber, C.L. King, 2/20/13 “ Our sum-of-the-parts valuation suggests a $69 target price ($52 + $17). However, given the disparate nature of the assets and investors’ preference for pure plays, we believe that an above-average conglomerate discount is likely required to entice investors. Assuming a 20% discount to the sum-of-the-parts valuation yields a price target of $55/share. A case could be made for a narrowing of the conglomerate discount if the management signaled a potential separation.” – James Kawai, SunTrust Robinson Humphrey, 11/14/12 “ Our sum of the parts suggests a valuation closer to $55, but we agree that the market is unlikely to properly reward either the steel or the bearing business for the secular improvements they have made as long as these businesses remain combined.” – Stephen Volkmann, Jefferies Group, 11/29/12 “ In the long run, however, we agree with Relational and CalSTRS’s positioning that the company would perform better if it separated into two separate entities. As only 10% of steel volumes are used in the bearings business, vertical integration is limited. Also, given the highly volatile nature of the steel industry (steel operating profit fell $320M over four quarters in 2009), we believe that Timken’s valuation multiple is negatively affected, particularly during an upcycle. Management has confirmed this since we started covering the company in 2009. While there are multiple issues to splitting up the company, we believe that the bearing business could be revalued given the high-margin nature and large emerging market exposure that garners higher growth rates. Given high profitability and specialized nature of the steel product, we believe the steel business could be floated at relatively solid multiples” – Samuel Eisner, William Blair, 11/28/12 35 1 Although the analyst acknowledges management’s concerns regarding a separation in the short-term, he believes that a separation is optimal in the long term. 1

History of Poor Corporate Governance Three of 12 members of the Board of Directors are members of the Timken family One is the current Chairman One is a former executive An additional family member sits on the Audit Committee and is somehow considered independent by the Board The Board refused to declassify the Board following a majority-supported shareholder resolution in 2008 Timken only declassified the Board after three Directors had over 50% of non-affiliated votes withheld the following year In 2012 Glass-Lewis gave the Company a “D” rating on pay-for-performance and recommended withholding votes from three of the four Director nominees The founder’s great-great grandson, “Executive Chairman” Ward Timken Jr., was paid $9.4M in 2011, 4.1x the median compensation for similar “executives” It is clear to us that the Timken family’s influence over the Board substantially impairs Timken’s willingness to seriously explore proposals that are in the best interest of unaffiliated shareholders 36 1 See slide 41 for support 1

Timken’s high quality assets cannot realize their full potential in Timken’s conglomerate structure Separating Timken’s Bearings and Steel businesses will allow the market to value the independent, pure-play businesses at multiples similar to peers’ Timken’s arguments against separating the businesses are not credible The Timken family’s influence over the Board impairs the Company’s willingness and ability to make decisions in the best interests of all shareholders Timken’s conglomerate structure has failed to deliver benefits in key areas of shareholder value recognition, optimal capital allocation, and maximizing operational performance of its businesses Instead, conglomerate structure has created persistent conglomerate discount and undervaluation of Bearings assets and enabled a capital allocation strategy that has wasted shareholder capital and impaired value Shareholders should support CalSTRS’ proposal asking the Board to effectuate a separation of the Steel business 37 Conclusion

APPENDIX 38

Corporate costs increase 30% post-separation1 Debt/Pension are split between companies based on Enterprise Value Deal fees are comparable to ITT/Tyco spin-offs1 39 Comparable Deal Fees and Corporate Expenses vs. TKR Spin Assumptions 1 Deal fees and increased corporate expenses are based on Company projections and RI estimates. All numbers are in $Millions Spin Assumptions ITT TYCO TKR Deal Fees $500 $700 $200 % of Mkt. Cap 6.1% 3.2% 4.9% % of Sales 4.3% 4.0% 3.8% Increase in Corporate Expenses 10% -- 30%

Both Businesses Remain Overcapitalized After Funding Pension and CapEx Plans 40 Bearings Steel Source: Company filings and RI projections Cash Flows Net Income $268.6 $318.5 $345.1 $364.2 D&A 148.0 156.9 167.9 174.6 Working Capital (78.9) (50.2) (41.2) (43.1) Deal Fees (200.0) -- -- -- Pension Expense -- -- -- -- Pension Contribution -- -- -- -- CFO $138 $425 $472 $496 CapEx (100.0) (124.0) (139.0) (145.6) Other Investing 13.6 (28.8) (23.6) (24.7) CFI (86.4) (152.8) (162.6) (170.3) Dividends (90.0) (90.0) (90.0) (90.0) CFF (90.0) (90.0) (90.0) (90.0) Beginning Cash $136.4 $97.7 $280.1 $499.4 Change in Cash (38.7) 182.4 219.3 235.3 Ending Cash $97.7 $280.1 $499.4 $734.7 FCF $37.8 $301.1 $332.9 $350.0 2013 2014 2015 2016 Income Statement Revenue $3,273 $3,469 $3,630 $3,799 EBITDA 591.9 676.6 727.5 762.3 D&A 148.0 156.9 167.9 174.6 EBIT 443.9 519.7 559.6 587.8 Net Interest Expense (30.6) (29.7) (28.6) (27.4) EBT 413.3 490.0 531.0 560.4 Taxes (140.5) (166.6) (180.6) (190.5) Net Income $273 $323 $350 $370 Shares 95.9 95.9 95.9 95.9 EPS $2.84 $3.37 $3.65 $3.86 Balance Sheet Cash $188.7 $291.5 $409.8 $535.4 Other Current Assets 482.3 462.1 489.8 519.2 Current Assets $671.0 $753.6 $899.6 $1,054.6 Net PP&E $560.6 $617.6 $618.7 $620.6 Other Assets 155.6 171.1 181.4 192.3 Total Other Assets $716.2 $788.8 $800.1 $812.9 Total Assets $1,387 $1,542 $1,700 $1,867 Current Liabilities Ex. Debt 202.3 222.5 235.8 250.0 Debt -- -- -- -- Pension -- -- -- -- OPEB 371.8 371.8 371.8 371.8 Other Long-Term 39.2 39.2 39.2 39.2 Total Long-Term Liabilities $411.0 $411.0 $411.0 $411.0 Total Liabilities 613.2 633.4 646.8 660.9 Total Equity 774.0 908.9 1,052.9 1,206.5 Total Liabilities & Equity $1,387 $1,542 $1,700 $1,867 Ratios Net Debt (w/ Pension+OPEB) $183 $80 ($38) ($164) Net Debt/EBITDA 0.7x 0.3x (0.1x) (0.5x) Net Debt/Capital (32.2%) (47.2%) (63.7%) (79.8%) 2013 2014 2015 2016 Income Statement Revenue $1,556 $1,649 $1,855 $1,902 EBITDA 215.7 262.7 293.2 302.3 D&A 63.4 67.2 72.0 74.8 EBIT 152.3 195.4 221.2 227.5 Net Interest Expense 0.9 1.5 2.0 2.7 EBT 153.2 196.9 223.2 230.1 Taxes (52.1) (67.0) (75.9) (78.2) Net Income $101 $130 $147 $152 Shares 95.9 95.9 95.9 95.9 EPS $1.05 $1.35 $1.54 $1.58 2013 2014 2015 2016 Income Statement Revenue  Balance Sheet Cash $102.2 $289.5 $514.1 $755.1 Other Current Assets 1,243.7 1,318.4 1,379.6 1,443.7 Current Assets $1,345.9 $1,607.8 $1,893.7 $2,198.8 Net PP&E $993.2 $960.4 $931.5 $902.5 Other Assets 477.9 506.5 530.0 554.7 Total Other Assets $1,471.1 $1,466.9 $1,461.5 $1,457.2 Total Assets $2,817 $3,075 $3,355 $3,656 Current Liabilities Ex. Debt 405.9 430.2 450.2 471.1 Debt 479.0 479.0 479.0 479.0 Pension -- -- -- -- OPEB -- -- -- -- Other Long-Term 72.7 72.7 72.7 72.7 Total Long-Term Liabilities $551.7 $551.7 $551.7 $551.7 Total Liabilities 957.6 981.9 1,001.9 1,022.8 Total Equity 1,859.4 2,092.8 2,353.3 2,633.2 Total Liabilities & Equity $2,817 $3,075 $3,355 $3,656 2013 2014 2015 2016 Income Statement Revenue $1,556 $1,711 $1,814 $1,923 EBITDA 215.7 271.0 287.6 305.2 D&A 63.4 68.0 71.5 75.1 EBIT 152.3 203.0 216.1 230.1 Net Interest Expense 0.9 1.5 2.0 2.7 EBT 153.2 204.5 218.2 232.7 Taxes (52.1) (69.5) (74.2) (79.1) Net Income $101 $135 $144 $154 Shares 95.9 95.9 95.9 95.9 EPS $1.05 $1.41 $1.50 $1.60 2013 2014 2015 2016 2013 2014 2015 2016  2013 2014 2015 2016  2013 2014 2015 2016  Cash Flows Net Income $101.1 $134.9 $144.0 $153.6 D&A 63.4 68.0 71.5 75.1 Working Capital (94.1) 40.5 (14.4) (15.2) Deal Fees -- -- -- -- Pension Expense 91.5 60.0 60.0 60.0 Pension Contribution (180.0) (60.0) (60.0) (60.0) CFO ($18) $243 $201 $213 CapEx (260.0) (125.0) (72.6) (76.9) Other Investing 16.8 (15.6) (10.3) (10.9) CFI (243.2) (140.6) (82.8) (87.8) Dividends - - - - CFF - - - - Beginning Cash $450.0 $188.7 $291.5 $409.8 Change in Cash (261.3) 102.9 118.2 125.7 Ending Cash $188.7 $291.5 $409.8 $535.4 FCF ($278.1) $118.4 $128.5 $136.5

41 Executive Chairman’s Compensation is Excessive Peer group includes all industrial and material companies in the S&P MidCap 400 Index with an Executive Chairman for full-year 2011 Ticker Company Market Capitalization ($M) Name 2011 Total Compensation ($M) TKR Timken Co $5,138 Ward J. Timken Jr. $9.42 FCN FTI Consulting $1,364 Dennis J. Shaughnessy $7.46 GEF Greif Bros Corp $2,226 Michael J. Gasser $4.42 JBHT Hunt, J.B. Transport Services $7,906 Kirk Thompson $3.55 ROL Rollins Inc $3,629 R. Randall Rollins $2.57 KSU Kansas City Southern $10,246 Michael R. Haverty $2.38 PKG Packaging Corp of America $3,774 Paul T. Stecko $2.24 CXW Corrections Corp of America $3,791 John D. Ferguson $1.73 WERN Werner Enterprises Inc $1,721 Gary L. Werner $1.43 MSM MSC Industrial Direct A $4,964 Mitchell Jacobson $1.31 IPI Intrepid Potash Inc $1,754 Robert P. Jornayvaz III $1.01 Median ex-TKR ($M) $3,701 $2.31 Mean ex-TKR ($M) $4,138 $2.81